EITF D-42 The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock [Superseded by FASB Codification 9/15/2009]

Copyright © 2005 by Financial Accounting Standards Board, Norwalk, Connecticut

Dates Discussed: January 20, 1994; November 17, 1994; September 11-12, 2002; July 31, 2003

The SEC Observer made the following announcement of the SEC staff's position on the effect on the calculation of earnings per share for the redemption or induced conversion of preferred stock.

The SEC staff has noted an increase in the number of registrants that are either redeeming outstanding shares of preferred stock for cash, other securities issued by the registrant, or other consideration or inducing the conversion of outstanding shares of preferred stock into other securities issued by the registrant.

The SEC staff has been asked whether the redemption or induced conversion of preferred stock would have an impact on the determination of net earnings available to common shareholders in the calculation of earnings per share.

If a registrant redeems its preferred stock, the SEC staff believes that the excess of (1) fair value of the consideration transferred to the holders of the preferred stock over (2) the carrying amount of the preferred stock in the registrant's balance sheet should be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share. [Note: See Subsequent Developments section below.] The staff believes that the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the registrant's balance sheet represents a return to the preferred stockholder and, therefore, should be treated in a manner similar to the treatment of dividends paid to the holders of the preferred stock in the calculation of earnings per share. Dividends on preferred stocks are deducted from net earnings to arrive at net earnings available to common shareholders. (Likewise, an excess of the carrying amount of preferred stock over the fair value of the consideration transferred to the holders of the preferred stock would be added to net earnings to arrive at net earnings available to common shareholders.)

If convertible preferred stock is converted to other securities issued by the registrant pursuant to an inducement offer, the staff believes that the excess of (1) the fair value of all securities and other consideration transferred in the transaction by the registrant to the holders of the convertible preferred stock over (2) the fair value of securities issuable pursuant to the original conversion terms should be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share. Registrants should look to the guidance provided in FASB Statement No. 84, Induced Conversions of Convertible Debt, to determine whether the conversion of preferred stock is pursuant to an inducement offer.

The staff would expect registrants to comply with the staff's views on these transactions beginning with transactions, or offers of transactions, announced on or after January 20, 1994.

Subsequent Developments

At the November 17, 1994 meeting, the SEC Observer responded to an inquiry from a Task Force member concerning the SEC staff announcement above. The inquiry related to accounting for the redemption of an “in-the-money” convertible preferred stock (in other words, the underlying common stock appreciated since the date of issuance). The SEC Observer stated that the guidance in the above announcement covering redemptions of preferred stock applies to all classes of preferred stock and that the entire excess of the redemption amount over the carrying amount should be deducted from earnings available to common stockholders.

At the September 18-19, 1996 meeting, the SEC Observer made an announcement of the SEC staff's position on the computation of earnings per share for a period that includes a redemption or an induced conversion of a portion of a class of preferred stock. (See Topic D-53 for details of the announcement.)

At the September 11-12, 2002 meeting, the Task Force reached a consensus on Issue No. 02-15, “Determining Whether Certain Conversions of Convertible Debt to Equity Securities Are within the Scope of FASB Statement No. 84,” that Statement 84 applies to all conversions of convertible debt that (1) occur pursuant to changed conversion privileges that are exercisable only for a limited period of time and (2) include the issuance of all of the equity securities issuable pursuant to conversion privileges included in the terms of the debt at issuance for each debt instrument that is converted, regardless of the party that initiates the offer or whether the offer relates to all debt holders.

In May 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. Statement 150 was issued in May 2003 and, for public entities, is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the interim period beginning after June 15, 2003.

The guidance contained in this announcement is partially nullified by Statement 150. Statement 150 requires that mandatorily redeemable preferred stock, as defined in the scope of that Statement, be classified as a liability. Consequently, when a registrant redeems mandatorily redeemable preferred stock, the excess (shortfall) of the fair value transferred over (under) the carrying amount of the preferred stock would be accounted for as a loss (gain) on extinguishment of debt and reflected in the registrant's net income (and thus in the numerator when calculating earnings per share). Statement 150 does not impact the SEC staff's views, as expressed above, regarding preferred stock or convertible preferred stock that is not mandatorily redeemable as defined in Statement 150.

At the July 31, 2003 meeting, the SEC Observer clarified that for the purposes of calculating the excess of (1) the fair value of the consideration transferred to the holders of the preferred stock over (2) the carrying amount of the preferred stock in the registrant's balance sheet, the carrying amount of the preferred stock should be reduced by the issuance costs of the preferred stock, regardless of where in the stockholders' equity section those costs were initially classified on issuance. This clarification of Topic D-42 should be reflected retroactively in financial statements for reporting periods ending after September 15, 2003, by restating the financial statements of prior periods in accordance with the provisions of paragraphs 27-30 of APB Opinion No. 20, Accounting Changes. Earlier application is encouraged.

Copyright © 2005 by Financial Accounting Standards Board, Norwalk, Connecticut

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